Exhibit 99.1

CDA, a Subsidiary of Kenon, Issues $650 Million Senior Notes

Singapore, August 16, 2017. Kenon Holdings Ltd. (NYSE: KEN; TASE: KEN) ("Kenon") announces that Cerro del Aguila S.A. ("CDA"), a subsidiary of Kenon Holdings Ltd.'s wholly-owned subsidiary IC Power Ltd., has issued senior unsecured notes in an aggregate principal amount of $650 million (the "Notes"). The Notes accrue interest at a rate of 4.125% and will mature in August 2027.

The proceeds of the Notes are intended to be used to repay certain of CDA's existing indebtedness, related costs, and shareholder loans.

This press release is not an offer for, sale of, or a solicitation to purchase or subscribe for, any securities in the United States. The securities discussed in this press release have not been, and will not be registered under the U.S. Securities Act of 1933, and may not be offered or sold in the United States absent registration or an exemption from registration thereunder.

Caution Concerning Forward-Looking Statements
This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements about the intended use of proceeds of the Notes. These statements are based on Kenon's management's current expectations or beliefs, and are subject to a number of risks and uncertainties, many of which are beyond Kenon's control, and which could cause actual results to differ materially from those indicated in such forward-looking statements. Such risks include the risk that CDA does not use the proceeds of the Notes as intended, and other risks and factors, including those risks set forth under the heading "Risk Factors" in Kenon's Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.